EXHIBIT 63

FOR IMMEDIATE RELEASE

Contacts:
Richard Skaare                            Judith Wilkinson / Joele Frank
AMP Corporate Communication               Abernathy MacGregor Frank
717/592-2323                              212/371-5999

Doug Wilburne
AMP Investor Relations
717/592-4965


              AMP CITES SIGNIFICANT DROP IN SHARES TENDERED TO
                                ALLIEDSIGNAL

   SAYS IT APPEARS TENDERS DROPPED TO APPROXIMATELY 61% BY SEPTEMBER 18
               AND ALLIEDSIGNAL TRIED TO CONCEAL INFORMATION


HARRISBURG, Pennsylvania (September 24, 1998) - AMP Incorporated (NYSE:
AMP) today responded to AlliedSignal's belated admission that the percentage of shares tendered into its offer has dropped significantly. AMP said, based on information obtained by its proxy solicitation firm, it appears that when AlliedSignal extended its offer on September 18, 1998, the percentage of shares tendered was only approximately 61%. AlliedSignal's belated announcement today relied on the number of shares not withdrawn by midnight on September 17, representing approximately 63%.

September 11 was the initial expiration date for AlliedSignal's original tender offer for all AMP shares. On September 14, AlliedSignal reduced its offer to 40 million shares and extended the expiration date to September
25. On September 18, AlliedSignal announced it was further reducing its offer to 20 million shares, and extended it to October 2.

AMP stated: "Under SEC Rules, AlliedSignal was required -- and failed -- to make prompt disclosure of the number of shares tendered when it extended its offer on September 18. They deliberately sat on this information in an effort to conceal the fact that a substantial percentage of the shares originally tendered had been withdrawn. At the same time, AlliedSignal has repeatedly touted their inflated 72% number in an attempt to drum up support for their inadequate bid."

                                # # #


AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicita-tion. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Busi-nesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and Presi-dent, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill
A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communica-tions Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Ex-change Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 11, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 103,966 shares of AMP common stock.